                                                      TSX Exchange “VIR”
ViRexx Medical Corp.                                                                                                For Immediate Release

VIREXX APPOINTS DR. LORNE TYRRELL CHIEF EXECUTIVE OFFICER

EDMONTON, Alberta - October 24 2005 - ViRexx Medical Corp. (TSX: VIR), a company focused on immunotherapy treatments for cancer, chronic hepatitis B & C and embolotherapy treatments for tumors today announced that Dr. Lorne Tyrrell has been named the Company’s Chief Executive Officer by the Board of Directors effective November 1, 2005. Dr. Tyrrell replaces Dr. Antoine Noujaim who is on an extended medical leave. Dr. Tyrrell is a world pioneer in virology and, in particular developing Lamivudine® the world’s first antiviral oral treatment for Hepatitis B which is licensed in more than 100 countries.

Dr. Tyrrell, a former dean of the Faculty of Medicine and Dentistry at the University of Alberta who has helped shape policy in education, health care and health research in Canada, is currently Chief Scientific Officer of ViRexx and co-founded the Company with Dr. Noujaim in 2001. Dr. Tyrrell also leads the University of Alberta’s Centre of Excellence for Viral Hepatitis. Dr. Tyrrell has received numerous awards during his career including the Order of Canada, the Alberta Order of Excellence, the national Prix Galien award, the Canadian Medical Association’s top research prize, the FNG Starr Award and most recently, the Ernest C. Manning Awards Foundation’s Principal award given annually to Canada’s leading innovator.

“I am pleased to be taking on the role as CEO of ViRexx at this crucial time with two of our product candidates in Phase I and Phase III clinical trials and with other potential products in various stages of development. I do wish it was under different circumstances as our thoughts are with Tony in wishing him well” said Dr. Tyrrell.

“Dr. Tyrrell’s new role with ViRexx demonstrates his commitment to our product pipeline and science,” said Dr. Antoine Noujaim. “Dr. Tyrrell’s leadership and drug development experience will be critical as ViRexx expands and advances its clinical program.”

While Dr. Noujaim is on extended medical leave, Mr. Doug Gilpin, C.A., who is lead director, will assume Dr. Noujaim’s responsibilities as Chairman of the Board of Directors of ViRexx.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors.

ViRexx’s lead product, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Marc Canton Chief Operating Officer ViRexx Medical Corp. Tel: (780) 989-6717 Fax: (780) 436-0068 mcanton@virexx.com	Ross Marshall Investor Relations The Equicom Group Inc. Tel: (800) 385 5451 ext. 238 Fax: (416) 815-0080 rmarshall@equicomgroup.com	Kim Golodetz Investor Relations Lippert/Heilshorn & Associates Inc. Tel: (212) 838 -3777 Fax: (212) 838 -4568 kgolodetz@lhai.com